

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 22, 2007

Mr. Curtis Turner
Corporate Controller
Meridian Gold Inc.
9670 Gateway Drive
Reno, NV 89521-3952

> **Re: Meridian Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2006**
> **Filed on March 28, 2007**
> **Response Letter Dated September 4, 2007**
> **Response Letter Dated October 1, 2007**
> **File No. 001-12003**

Dear Mr. Turner:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief